File No. (not assigned)


BUFFALO HIGH YIELD FUND, INC.


Kornitzer Capital Managment, Inc. investment counsel with shared investment discretion, has filed Form 13F on behalf of the issuer, Buffalo High Yield Fund, Inc. Jones & Babson, Inc., investment manager, employs Kornitzer Capital Management, Inc. as its investment counsel to assist it in the investment advisory function.